BB

RECEIVED 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 100

SECURITIES AND EXCHANGE COMMISSION

06005588

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-38759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olde Economie Financial Consultants, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 State Street
(No. and Street)

Baden	PA	15005-1738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Katterson / John Toth — 724.869.7526
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turnley, Mark C
(Name – *if individual, state last, first, middle name*)

2919 Duss Avenue	Ambridge	PA	15003
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick Katterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olde Economie Financial Consultants, Ltd., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President / General Principal
Title

[signature] 2/28/06
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
John E. Toth, Jr., Notary Public
Baden Boro, Beaver County
My Commission Expires Aug. 3, 2008
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (cash flow)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (none)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (none)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:				
Cash - Checking	$	91,975		
Investments		37,374		
Accounts Receivable:				
Dealer Concessions		455		
Limited Partnerships and Variable Annuities		11,095		
Representatives and Over 30-days		1,699		
Stock Commissions		4,526		
TOTAL CURRENT ASSETS			**$**	**147,124**
PROPERTY & EQUIPMENT:				
Office Equipment & Fixtures	$	49,269		
Computer Software		28,289		
Less Accumulated Depreciation		(70,797)		
NET PROPERTY AND EQUIPMENT				**6,761**
OTHER ASSETS:				
Organization & Licensing Costs	$	1,598		
Accumulated Amortization		(1,598)		
TOTAL OTHER ASSETS				**-**
TOTAL ASSETS			**$**	**153,885**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:				
CURRENT LIABILITIES:				
Accounts Payable	$	29,763		
Payroll Tax Withholdings		2,051		
Commissions Payable		14,930		
Deferred Revenue		27,232		
TOTAL CURRENT LIABILITIES			**$**	**73,976**
STOCKHOLDERS' EQUITY:				
Common Stock (3000 Shares authorized, 1800 shares issued and outstanding)	$	23,845		
Common Stock Subscribed		2,650		
Less Subscriptions Received		(1,245)		
Retained Earnings		54,659		
TOTAL STOCKHOLDERS' EQUITY				**79,909**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			**$**	**153,885**

The accompanying notes are an integral part of these financial statements.

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING REVENUE		
Mutual Funds / Variable Annuities	$ 652,631	
Stocks	69,069	
12B-1 Fees	362,489	
DPP and Limited Partnerships	25,275	
Consulting	327,161	
Miscellaneous Fees and (Refunds)	(770)	
TOTAL OPERATING REVENUE		**$ 1,435,855**
OPERATING EXPENSES		
Commissions	$ 878,792	
Advisory Fees	144,923	
Professional Fees	204,676	
Rent	42,500	
Gross Wages	61,200	
Payroll Taxes	5,319	
Advertising	9,950	
Regulatory Fees	17,058	
Brokerage Clearing Charges	29,501	
Vehicle Expenses	5,528	
Dues and Subscriptions	5,284	
Insurance	4,272	
Office Expense	21,567	
Postage	3,178	
Telephone and Utilities	9,981	
Repairs	588	
Travel and Entertainment	3,261	
Depreciation	3,207	
Claim Settlement	13,750	
Miscellaneous	3,878	
TOTAL OPERATING EXPENSES		**1,468,413**
NET OPERATING <LOSS> BEFORE OTHER INCOME <EXPENSE> AND TAXES		**$ (32,558)**
OTHER INCOME <EXPENSE>:		
Unrealized Gain on Securities	$ 6,773	
Interest Income (Net)	1,060	
TOTAL OTHER INCOME <EXPENSE>		7,833
NET INCOME <LOSS> BEFORE TAXES		**$ (24,725)**
Provision for Federal Income Tax		-
NET INCOME <LOSS>		**$ (24,725)**

The accompanying notes are an integral part of these financial statements.

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Service Fee Income Received	$ 1,426,072	
Other Operating Income Received	8,292	
Payments For Employee Services	(66,518)	
Payments For Commissions and Advisory Fees	(1,020,785)	
Payments For Professional Services	(193,605)	
Payments For Rent	(42,500)	
Payments For Other Operating Expenses	(141,714)	
NET CASH (USED FOR) OPERATING ACTIVITIES		**$ (30,758)**
CASH FLOWS FROM CAPITAL AND RELATED FINANCING ACTIVITIES:		
Fixed Asset Purchases	$ (3,419)	
NET CASH (USED FOR) CAPITAL AN RELATED FINANCING ACTIVITIES		**(3,419)**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from Investment Maturities	$ 34,499	
Interest Income	1,097	
Interest Expense	(37)	
NET CASH PROVIDED BY INVESTING ACTIVITIES		**35,559**
NET INCREASE (DECREASE) IN CASH		**$ 1,382**
CASH - December 31, 2004		90,593
CASH - December 31, 2005		**$ 91,975**

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income <Loss>		**$ (32,558)**
Adjustments to Reconcile Net Income to Cash <Used For> Operating Activities:		
Depreciation		3,207
Changes in Current Assets and Liabilities:		
(Increase) Decrease in Accounts Receivable	$ (1,583)	
Increase (Decrease) in Accounts Payable	6,215	
Increase (Decrease) in Payroll Tax Withholdings	1	
Increase (Decrease) in Commissions Payable	2,930	
Increase (Decrease) in Deferred Revenue	(8,970)	
Net Change in Current Assets and Liabilities		(1,407)
NET CASH (USED FOR) OPERATING ACTIVITIES		$ (30,758)

The accompanying notes are an integral part of these financial statements.

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	COMMON STOCK SUBSCRIBED	RETAINED EARNINGS	TOTAL STOCKHOLDERS EQUITY
BALANCE - December 31, 2004	$ 26,495	$ (1,245)	$ 79,384	$ 104,634
NET <LOSS>	-	-	(24,725)	(24,725)
BALANCE - December 31, 2005	**$ 26,495**	**$ (1,245)**	**$ 54,659**	**$ 79,909**

The accompanying notes are an integral part of these financial statements.

OLDE ECOMONIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

NONE

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS & NET CAPITAL IN ACCORDANCE WITH RULE 15C 3-1 UNDER THE SECURITIES & EXCHANGE ACT OF 1934
DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS	**$**	**73,976**
NET CAPITAL		
Ownership Equity	$	79,909
Less: Non-Allowable Assets:		
Petty Cash		(100)
A/R Dealer Concessions over 30 Days		(1,585)
A/R Reps		(1,877)
Stock Warrants		(10,554)
Fixed Assets (Net)		(6,761)
TENTATIVE NET CAPITAL	**$**	**59,032**
Less Haircut on Investment		300
NET CAPITAL	**$**	**58,732**

The accompanying notes are an integral part of these financial statements.

OLDE ECOMONIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C 3-3

Firm claims an exemption for the determination of reserve requirement pursuant to rule 15c 3-3 paragraph (k) (2) (ii).

OLDE ECOMONIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C 3-3

Firm claims an exemption for the determination of information relating to the possession or control requirements pursuant to Rule 15C 3-3 Paragraph (k) (2) (ii).

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
RECONCILIATION OF FOCUS REPORT PART IIA TO THE COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
DECEMBER 31, 2005

LINE # ON FOCUS II A	DESCRIPTION	AMOUNT
Line 23 (B)	Common Stock (Net of Subs Rec)	$ 25,249
Line 23 (D)	Retained Earnings	60,939
	Total Owners Equity	**$ 86,188**
LESS: NON-ALLOWABLE ASSET		
Line 2 (B)	Receivables from Brokers or Dealers - Other	$ (3,462)
Line 10	Fixed Assets (Net)	(6,761)
Line 11	Petty Cash, Stock Warrants	(3,515)
	TOTAL NON-ALLOWABLE ASSETS	**$ (13,738)**
	Calculated Net Capital	$ 72,450
Line 9E	Less Haircuts on Investments (30 days but less than 91 days to maturity 1/8 of 1%)	300
	Net Capital Calculated	**$ 72,150**
	Net Capital Per Computation of Net Capital	**$ 58,732**
	Audit Adjustments (Page 17)	**$ 13,418**

The accompanying notes are an integral part of these financial statements.

OLDE ECOMONIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

This is not a consolidation.

Mark C. Turnley

Certified Public Accountant

2919 Duss Avenue
Ambridge, Pennsylvania 15003
(724) 266-2669
FAX (724) 266-4124

Board of Directors
Olde Economie Financial Consultants Ltd.
511 State Street
Baden Pa. 15005

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial position of Olde Economie Financial Consultants Ltd. as of December 31, 2005, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olde Economie Financial Consultants, Ltd. As of December 31, 2005, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Focus Report presented subsequent to page 20 is not a required part of the basic financial statements but is supplementary information required by the Securities Exchange Commission (SEC). I have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the Focus Report. However, I did not audit the information and express no opinion on it.

Mark C. Turnley CPA

Mark C. Turnley
Certified Public Accountant

February 27, 2006
Ambridge, Pennsylvania

American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants

Mark C. Turnley

Certified Public Accountant

2919 Duss Avenue, 1st Floor
Ambridge, Pennsylvania 15003
(724) 266-2669
FAX (724) 266-4124

Board of Directors
Olde Economie Financial Consultants, Ltd.

In planning and performing my audit of the financial statements of Olde Economie Financial Consultants, Ltd. (the Company) for the year ended December 31, 2005, I considered its internal control, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the reserved required by rule 15c3-3(e). These computations are made monthly.

The following (2,3,4,) are not applicable to Olde Economie Financial Consultants, Ltd., because Olde Economie Financial Consultants, Ltd., is a non-clearing, $5,000 net-capital Broker Dealer and does not carry customer accounts or take possession and control of securities for customers:

- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
- Complying with the requirements for the prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities off customers as required by rule 15c3-3.

However, I noted certain matters involving the internal control and its operation that I consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in my judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements

A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function.

American Institute of Certified Public Accountants

Pennsylvania Institute of Certified Public Accountants

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, I noted the following reportable conditions that I believe to be material weaknesses:

- During the period May 11, 2005 through June 17, 2005, the NASD conducted a routine examination of selected aspects of Olde Economie Financial Consultants (OEFC) business and operations. In specific, OEFC 1) did not establish, maintain, and enforce adequate Written Supervisory Control policies and procedures, 2) did not conduct an independent testing of its AML Compliance Program, 3) did not update the U-4 for certain registered representatives for customer complaints alleging damages greater than $5,000, 4) did not update the U-5 for a registered representative for customer complaints alleging damages greater than $5,000, 5) did not file three customer complaints which relate to misappropriation of customer funds/securities by a former registered representative, 6) did not promptly file with NASD copies of litigation/non-NASD arbitration proceedings from customers as required by NASD Conduct Rule 3070(f), 7) inaccurately computed net capital as of March 31, 2005 and, 8) prepared and submitted an inaccurate FOCUS Report as of March 31, 2005. Based on subsequent correspondence reviewed between OEFC and the NASD, all areas of non-compliance have been remedied.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, based on the actions taken to rectify the reportable conditions noted above, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on rule 17-a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sincerely,

Mark C. Turnley

Mark C. Turnley, CPA

February 27, 2006
Ambridge, Pennsylvania

OLDE ECONOMIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

SIPC SUPPLEMENTAL REPORT

NONE

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
MATERIAL AND IMMATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

MATERIAL INADEQUACIES:

There were no material inadequacies in the calculation of 'Net Capital' as presented in the Focus Report. Reportable conditions with regard to internal control, that are considered to be material weaknesses, are presented on page 15 of this report.

IMMATERIAL INADEQUACIES:

NET CAPITAL PER FOCUS REPORT		**$ 72,150**
AUDIT ADJUSTMENTS		
A.	Record Additional Known Legal Settlement Obligations paid subsequent to December 31, 2005 as part of Accounts Payable	(13,750)
B.	Adjust Payroll Tax Withholdings to Actual	217
C.	Reconcile unknown amount of non-allowable asset composition shown on FOCUS Report	115
NET CAPITAL PER AUDIT		**$ 58,732**

Corrective Action to be taken on the above immaterial inadequacies to insure compliance:

A. Record Audit Adjustments A and B Noted Above.

NOTE 1 – ORGANIZATION

Olde Economie Financial Consultants Ltd, located in Baden, Pennsylvania was incorporated on November 16, 1987 under the laws of the state of Delaware. The purpose of the firm is to provide a full array of financial services such as investing, retirement, estate and insurance planning, as well as, tax preparation for individuals and small businesses. The firm is a member of the National Association of Securities Dealers (NASD), the Securities Investors Protection Corporation (SIPC) and is also a registered investment advisor (RIA).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements were prepared utilizing the accrual basis of accounting in conformity with generally accepted accounting principles with the exception of depreciation accounting. Accordingly, revenues are recognized when earned, and expenses are recognized when an obligation has been incurred. Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS) in accordance with Internal Revenue Service guidelines. Although this method of accounting for depreciation is not in accordance with generally accepted accounting principles, its effects on the financial statements are not material to the overall financial statement presentation.

INVESTMENTS

Investments are shown at fair value. Investments include a $5,000 certificate of deposit, purchased in 1987 from the New Alliance Federal Credit Union (NAFCU), to insure compliance with National Association of Securities Dealers (NASD) net capital requirements (Note 2). Additionally, investments include a $21,820 certificate of deposit also held with the NAFCU, and NASD warrants with a fair value of $10,554.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at historical cost in conformity with generally accepted accounting principles. Routine items of repair and maintenance related to property and equipment are charged to operations as incurred. Property and Equipment are depreciated in accordance with guidelines as discussed under Basis of Accounting. Depreciation expense for 2005 was $3,207.

RECEIVABLES

Receivables are stated at net realizable value.

DEFERRED REVENUE

Deferred revenue represents the portion of unearned monies held in escrow by Olde Economie Financial Consultants, Ltd, for advisory fees paid in advance.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – NET CAPITAL REQUIREMENTS

The net capital provisions of the Securities and Exchange Act of 1934 require Broker/Dealers to maintain a minimum net capital. The computation of such minimum net capital is set forth in Rule 15c 3-1 and is subject to fluctuations on a daily basis. As of December 31, 2005, Olde Economie Financial Consultants, Ltd. had a net capital of $58,732. In computing net capital, certain receivables, net fixed assets, petty cash and stock warrants are classified as non-allowable assets under Rule 15c 3-1 of the Securities and Exchange Act of 1934.

NOTE 4 – PROVISION FOR FEDERAL INCOME TAXES

As a result of a net loss for the year ended December 31, 2005, no provision for federal income taxes has been recorded in the accompanying financial statement of income.

NOTE 5 – RISK MANAGEMENT

Old Economie Financial Consultants LTD (OEFC) is exposed to various risks of loss related to tort; theft of, damage to, and destruction of assets, errors and omissions; injuries to employees; and natural disasters. These risks are covered by commercial insurance purchased from independent third parties. OEFC settled a claim with the Pennsylvania Securities Commission for $15,000 during the 2004 calendar year and a claim with a client for $13,750 during calendar year 2005 that was not covered by commercial insurance.

NOTE 6 – SETTLEMENT AGREEMENT

Olde Economie Financial Consultants (OEFC) executed a settlement agreement dated January 12, 2006 in the amount of $13,750 with one of its former clients based on a claim filed on July 26, 2004. The terms of the settlement call for the payment of six consecutive monthly installments of $2,291.66 to the former client by OEFC. The total settlement amount has been recorded as a liability in the accompanying financial statements.

NOTE 7 – LEGAL CONTINGENCIES

Olde Economie Financial Consultants (OEFC) is a party to three claims resulting from certain alleged practices of a current and former registered representative of OEFC. In one claim, the investment products in question were not purchased through, or sold by, OEFC. In a second claim, the damages sought were for a time period prior to when representative in question became a registered representative of OEFC. OEFC plans to vigorously defend these claim actions. The probability of any financial impact to OEFC, as a result of these claims, can not be reasonably determined at this time.

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
COMPARATIVE STATEMENT OF FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31,

	2005	2004	INCREASE (DECREASE)
ASSETS:			
Cash	$ 91,975	$ 90,593	$ 1,382
Investments	37,374	65,100	(27,726)
A/R Dealer Concessions	455	5,199	(4,744)
A/R Reps & over 30 Days	1,699	2,442	(743)
A/R Limited Partnership/VA/Stocks	15,621	8,551	7,070
TOTAL CURRENT ASSETS	**$ 147,124**	**$ 171,885**	**$ (24,761)**
PROPERTY AND EQUIPMENT			
Equipment and Fixtures	$ 49,269	$ 49,353	$ (84)
Computer Software	28,289	27,990	299
Accumulated Depreciation	(70,797)	(70,794)	(3)
TOTAL PROPERTY AND EQUPMENT	**$ 6,761**	**$ 6,549**	**$ 212**
OTHER ASSETS			
Organization Costs	$ 130	$ 130	$ -
Licensing Cost	1,468	1,468	-
Accumulated Amortization	(1,598)	(1,598)	-
TOTAL OTHER ASSETS	**$ -**	**$ -**	**$ -**
TOTAL ASSETS	**$ 153,885**	**$ 178,434**	**$ (24,549)**
LIABILITIES			
Accounts Payable	$ 29,763	$ 23,548	$ 6,215
Payroll Tax Withholdings	2,051	2,050	1
Commissions Payable	14,930	12,000	2,930
Deferred Revenue	27,232	36,202	(8,970)
TOTAL CURRENT LIABILITIES	**$ 73,976**	**$ 73,800**	**$ 176**
EQUITY			
Common Stock non-par (3000)			
Shares Auth. 1800 Issued	$ 23,845	$ 23,845	$ -
Common Stock Subscribed (200) shares	2,650	2,650	-
Common Stock Sub. Rec.	(1,245)	(1,245)	-
TOTAL PAID IN CAPITAL	**$ 25,250**	**$ 25,250**	**$ -**
RETAINED EARNINGS PRIOR YEAR (ADJ)	$ 79,384	$ 84,028	$ (4,644)
PRIOR PERIOD ADJUSTMENT	-	(2,000)	2,000
NET INCOME CURRENT	(24,725)	(2,644)	(22,081)
TOTAL RETAINED EARNINGS	**$ 54,659**	**$ 79,384**	**$ (24,725)**
TOTAL EQUITY	**$ 79,909**	**$ 104,634**	**$ (24,725)**

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: OLDE ECONOMIE FINANCIAL CONSUL [0013]

SEC File Number: 8- 38759 [0014]

Address of Principal Place of Business: 511 STATE ST [0020]

BADEN [0021] PA [0022] 15005-1738 [0023]

Firm ID: 21304 [0015]

For Period Beginning 10/01/2005 [0024] And Ending 12/31/2005 [0025]

Name and telephone number of person to contact in regard to this report:

Name: JOHN TOTH - GENERAL PRINCIPAL [0030] Phone: 724-869-7526 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ( ) [0198] Unconsolidated (•) [0199]

	Allowable	Non-Allowable	Total
1. Cash	103,673 [0200]		103,673 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	15,022 [0295]		
B. **Other**	14,198 [0300]	3,462 [0550]	32,682 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	[0424]		
E. **Spot commodities**	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities**			

[0160]			
7. *Secured demand notes market value of collateral:*	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. *Investment in and* receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, *at cost-net of accumulated* depreciation and amortization	[0490]	6,761 [0680]	6,761 [0920]
11. Other assets	[0535]	3,515 [0735]	3,515 [0930]
12. **TOTAL ASSETS**	132,893 [0540]	13,738 [0740]	146,631 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	14,930 [1115]	[1305]	14,930 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	45,513 [1205]	[1385]	45,513 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	60,443 [1230]	0 [1450]	60,443 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	25,249 [1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	60,939 [1794]
E. Total	86,188 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	86,188 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	146,631 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2005 [3932] Period Ending 12/31/2005 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
b.	Commissions on listed option transactions	[3938]
c.	All other securities commissions	35,298 [3939]
d.	Total securities commissions	35,298 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	[3949]
c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	267,986 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	81,884 [3975]
8.	Other revenue	3,647 [3995]
9.	Total revenue	388,815 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		16,519 [4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		282,229 [4140]
13.	Interest expense		[4075]
a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		8,263 [4195]
15.	Other expenses		67,820 [4100]
			374,831

16.	Total expenses		[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		13,984 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		13,984 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		12,749 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 40771 [4335A]	STERNE AGEE CAPITAL MARKETS, I [4335A2]	Retired-G [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		86,188 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		86,188 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		86,188 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (<u>Notes B and C</u>)**	13,738 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-13,738 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		72,450 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		300 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-300 [3740]
10. Net Capital			72,150 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	4,029 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	67,150 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	66,105 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		60,443 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	60,443 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 84 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			72,204 [4240]
	A.	Net income (loss)		13,984 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			86,188 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) Schedule I INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning 01/01/2005 [8005] and ending 12/31/2005 [8006]

SEC File Number: 38759 [8011]

Firm ID: 21304

1. Name of Broker Dealer: OLDE ECONOMIE FINANCIAL CONSUL [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: ______ [8053] Phone: ______ [8057]

Name: ______ [8054] Phone: ______ [8058]

Name: ______ [8055] Phone: ______ [8059]

Name: ______ [8056] Phone: ______ [8060]

3.	Respondent conducts a securities business exclusively with registered broker-dealers:	Yes (selected)	No	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	Yes	No (selected)	[8074]
5.	Respondent makes markets in the following securities:			
	(a) **equity securities**	Yes	No (selected)	[8075]
	(b) **municipals**	Yes	No (selected)	[8076]
	(c) **other debt instruments**	Yes	No (selected)	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	Yes	No (selected)	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	Yes	No (selected)	[8079]
8.	Respondent carries its own public accounts:	Yes	No (selected)	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a) **Public customer accounts** ______ [8080]

(b) **Omnibus accounts** ______ [8081]

---

10. Respondent clears its public customer and/or proprietary accounts: Yes ( ) No (•) [8085]

---

11. Respondent clears its public customer accounts in the following manner:

(a) **Direct Mail (New York Stock Exchange Members Only)** ☐ [8086]

(b) **Self Clearing** ☐ [8087]

(c) **Omnibus** ☐ [8088]

(d) **Introducing** ☐ [8089]

(e) **Other** ☐ [8090]

(f) **Not Applicable** ☑ [8091]

---

12. Yes ( ) No (•) [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1) **American** ☐ [8120]

(2) **Boston** ☐ [8121]

(3) **CBOE** ☐ [8122]

(4) **Midwest** ☐ [8123]

(5) **New York** ☐ [8124]

(6) **Philadelphia** ☐ [8125]

(7) **Pacific Coast** ☐ [8126]

(8) **Other** ☐ [8129]

---

13. Employees:

(a) **Number of full-time employees** 40 [8101]

(b) **Number of full-time employees registered representatives employed by respondent included in 13(a)** 33 [8102]

---

14. Number of NASDAQ stocks respondent makes market 0 [8103]

0

15.	Total number of underwriting syndicates respondent was a member	[8104]
16.	Number of respondent's public customer transactions:	Actual ( ) Estimate ( )
	(a) **equity securities transactions effected on a national securities exchange**	[8107]
	(b) **equity securities transactions effected other than on a national securities exchange**	[8108]
	(c) **commodity, bond, option, and other transactions effected on or off a national securities exchange**	[8109]
17.	Respondent is a member of the Securities Investor Protection Corporation	Yes (•) No ( ) [8111]
18.	Number of branch offices operated by respondent	0 [8112]
19.		Yes ( ) No (•) [8130]
	(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	
	(b) **Name of parent or affiliate**	[8131]
	(c) **Type of institution**	[8132]
20.	Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	Yes ( ) No (•) [8113]
21.		Yes ( ) No (•) [8114]
	(a) Respondent is a subsidiary of a registered broker-dealer	
	(b) **Name of parent**	[8116]
22.	Respondent is a subsidiary of a parent which is not a registered broker or dealer	Yes ( ) No (•) [8115]
23.	Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	Yes ( ) No (•) [8117]
	*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**	
24.	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	[8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	0 [8151]

OLDE ECONOMIE FINANCIAL CONSULTANTS LTD

■ ■ ■

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.

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